

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

April 26, 2024

Enerplus to Report First Quarter 2024 Results May 8

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) will be releasing operating and financial results for the first quarter of 2024 after markets close on Wednesday, May 8, 2024.

Electronic copies of our 2023 interim and 2022 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304